

A# 4/8/2002

02022864

XC14

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
APR - 2 2002
365

SEC FILE NUMBER

8- 17714

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   01/01/01   AND ENDING   12/31/01
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FIRST FLORIDA INVESTMENT BROKERS, INC.

(File as confidential information)

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM ID. NO.

912 EAST BROWARD BOULEVARD, SUITE C
                                    (No. and Street)

FORT LAUDERDALE	FL	33301
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

THOMAS J. RYAN III   (954) 761-8595
                                            (Are Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

AHEARN, JASCO + COMPANY, P.A.
                    (Name – if individual, state last, first, middle name)

190 SE 19TH AVENUE	POMPANO BEACH	Florida	33060
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 9 2002
THOMSON P
FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).

SEC 1410 (3-91)



OATH OR AFFIRMATION

I, Thomas J. Ryan III , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Florida Investment Brokers, Inc., as of December 31 , 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
President
Title

_____
Notary Public

This report** contains (check all applicable boxes):

☑ (a) Facing Page.
☑ (b) Statement of Financial Condition.
☑ (c) Statement of Income (loss).
☑ (d) Statement of Cash Flows.
☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☑ (g) Computation of Net Capital.
☐ (h) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
☐ (i) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
☑ (j) An Oath or Affirmation.
☐ (k) A copy of the SIPC Supplemental Report.
☐ (l) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
☑ (m) Exemptive Provision Rule under 15c3-3.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).



**Ahearn
Jasco +
Company**

190 Southeast 19th Avenue
Pompano Beach, Florida 33060
Phone 954/781-8800
Fax 954/785-8673
www.ahearncpa.com

Business and Financial Consultants
Certified Public Accountants
Chartered

INDEPENDENT AUDITORS' REPORT

Board of Directors
First Florida Investment Brokers, Inc.

We have audited the accompanying statement of financial condition of First Florida Investment Brokers, Inc. (the "Company") as of December 31, 2001, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Florida Investment Brokers, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information, as listed in the foregoing table of contents, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

AHEARN, JASCO & COMPANY, P.A.
Certified Public Accountants

Pompano Beach, Florida
March 29, 2002

1

ASSETS

CURRENT ASSETS:

Cash	$	7,349
Prepaid expenses		1,992
TOTAL	$	9,341

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES:

Accrued expenses - income taxes payable	$	42

STOCKHOLDER'S EQUITY:

Common stock, $1 par value; 6,000 shares authorized, issued, and outstanding		6,000
Retained earnings		3,299
TOTAL STOCKHOLDER'S EQUITY		9,299
TOTAL	$	9,341

The accompanying notes should be read with these financial statements.